Filed by TALX Corporation.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material

filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 333-141389

Following is the transcript of TALX Corporation’s conference call held at 9:00 a.m. Central Time on May 10, 2007 discussing its financial and operating results for the three month period and year ended March 31, 2007. The slides referred to in the transcript were filed as Exhibit 99.2 to TALX’s Form 8-K filed with the SEC on May 9, 2007.

Moderator

Ladies and gentlemen, thank you very much for standing by. We do appreciate your patience today while the conference assembled, and good morning. Welcome to the TALX Corporation Fourth Quarter 2007 Earnings conference call. At this point we do have all of your phone lines muted or in a listen-only mode; however, after management’s prepared remarks today, there will be opportunities for your questions. As a reminder, ladies and gentlemen, today’s conference is being recorded.

With us today we have Mr. Keith Graves, Senior Vice President and Chief Financial Officer; and here with our opening remarks is TALX Corporation’s Chairman, President and CEO, Mr. Bill Canfield. Good morning, sir, and please go ahead.

B. Canfield

Welcome, everyone, to our earnings conference call for the fourth quarter of fiscal 2007. I’m Bill Canfield, President and CEO of TALX, and with me is Keith Graves, Chief Financial Officer and President now of Tax Management Services. To better follow this morning’s discussion and our supporting materials on the Web, please log onto www.talx.com\2007. Other information of interest to investors, such as SEC filings, press releases and recent investor presentations can be found at our Website, www.talx.com\investor.

During this call, we will be referring to non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in the press release we released yesterday. We are now at slide 1, and I would ask you to advance to slide 2.

As you are well aware, Equifax is expected to acquire TALX in a stock and cash transaction. This process is on plan, with the shareholder vote next week. Slide 2 provides information on how you can find out more about this pending transaction. Please advance to slide 3.

During our prepared comments and the question-and-answer session that follows, we will be making statements expressing the beliefs and expectations of management regarding future performance. Any such statements are forward-looking statements which reflect our current views with respect to future events and are based on assumptions, and therefore are subject to risks and uncertainties.

These risks and uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, the factors detailed on slide 3 and those described in our Form 10-K for the year ended March 31, 2006; and our Form 10-Q for the quarter ended June 30, 2006; and other filings with the SEC. We do not undertake or plan to update these forward-looking statements, even though our situation may change. Please advance to slide 4 as I review some highlights of the quarter.

We achieved record revenues across all our business units this quarter. The continued expansion of The Work Number transactions, coupled with the contributions of our W-2 eXpress business, resulted in record revenues for The Work Number segment. We continue to see solid organic growth in our unemployment tax management business, and we achieved record revenues of $5.5 million in our tax credit and incentive business this quarter. Together with our continued focus on streamlining our operations and leveraging our infrastructure, we achieved record diluted earnings per share of $0.35 this quarter, excluding expenses totaling $1.7 million or $0.06 per diluted share, associated with our pending merger with Equifax. This represented a 35% increase over a year-ago quarter and led to strong operating cash flow of almost $24 million. Including these merger-related expenses, diluted earnings per share were $0.29 for the quarter.

Now here’s Keith, who will discuss our results of operations and other information regarding our financial performance for the quarter.

K. Graves

Thanks, Bill. Please advance to slide 5 as we review highlights of our fourth-quarter financial performance. First of all, I want to remind you that in 2007, first fiscal quarter, we adopted Statement of Financial Accounting Standards No. 123r, share-based payment. Included in our fourth-quarter results was approximately $782,000 net of taxes, or $0.02 per diluted share, related to share-based compensation expense.

TALX achieved record fourth-quarter revenues of $73.7 million, an increase of 23% over the same quarter last year. All of our businesses realized solid growth this quarter, with revenues increasing 22% for The Work Number; 6% in the unemployment tax services segment; and 30% in our tax credits and incentive segment. Additionally, our talent management business generated revenues of $5.3 million this quarter.

Growth in The Work Number revenues reflected our ongoing efforts to increase the number of records on the database and drive additional transactions. Additionally, as Bill just mentioned, our W-2 business achieved strong year-over-year growth in fiscal 2007.

Our second core business, tax management services, includes our unemployment claims management and tax planning service and our tax credits and incentives services business. Revenues in our unemployment tax services business grew $1.6 million to $29.8 million for the quarter compared to $28.2 million a year ago. This increase was due to organic growth of 6%, marking our sixth consecutive quarterly organic gain.

We achieved record revenues of $5.5 million in our tax credits and incentives business this quarter, as we realized the benefit of approximately $1.7 million related to the reinstatement of the Work Opportunity or WOTC, and Welfare to Work, or WTW, tax credits. There is still about $2.3 million in delayed revenue associated with the tax credit hiatus, and we expect to work through that process during the next three to six months.

As expected, revenues in our newest business, talent management services, increased approximately $900,000 compared to the prior quarter, as a result of increased funding for the Transportation Security Administration. Revenues from our contract with the TSA continued to ramp this quarter, and we were near the historical run rate by the end of the fiscal fourth quarter. Total company gross profit for the third quarter increased 26%, to $46.9 million from $37.3 million for the comparable quarter last year. Our overall gross margin was 63.7%, a 150-basis-point improvement from 62.2% in the year-ago quarter.

As anticipated, the fiscal 2007 fourth quarter was impacted by the inclusion of expenses related to share-based compensation, which negatively impacted gross margin by 26 basis points. Gross margin for The Work Number services increased 50 basis points, to 74.5% from the year-ago quarter’s 74%. The gross margin in our tax management services business improved 490 basis points, to 57% from the year-ago quarter’s 52.1%. Within this business, gross margin in our unemployment tax management segment improved 370 basis points, to 54.5% from the year-ago quarter’s 50.8%. The higher gross margin was primarily due to improvements in our cost structure, as we continued to achieve savings from the operational integration of our various acquisitions.

In the tax credits and incentives segment, gross margin improved 880 basis points to 70.1% compared to the year-ago quarter’s 61.3%. Gross margin in this segment increased as we realized the benefits of the reinstatement of the WOTC and WTW federal tax credits. Because the cost structure in this business is relatively constant, increased revenues from these tax credits resulted in a higher gross margin.

Gross margin in our talent management business was 40.4%, compared to 41.6% last quarter. The lower gross margin was primarily due to higher costs associated with our contract with the Customs and Border Patrol during the quarter. We are working with the Customs and Border Patrol to address its need for testing in remote locations in a more cost-effective manner going forward. Please advance to slide 6.

Selling, general and administrative expenses as a percentage of revenues were 33.6% for the quarter, compared to 32.9% a year ago. Expenses related to share-based compensation in the fiscal 2007 quarter negatively impacted SG&A expenses by 109 basis points versus the year-ago quarter.

Our operating margin improved 80 basis points, to 30.1% of revenues from 29.3% for the same quarter last year. Share-based compensation had a negative impact of 135 basis points on our operating margin this quarter. Our effective income tax rate was 44.9%, compared with 43.6% a year ago. The higher rate in the fiscal 2007 fourth quarter was primarily attributable to merger-related expenses which were not tax-deductible; and to a lesser extent, to the implementation of FAS 123r. Excluding the merger-related expenses, our effective income tax rate was 40.9%.

Quarterly earnings from continuing operations were $11.3 million, excluding the $1.7 million in merger-related expenses. Fiscal 2007 fourth-quarter earnings included share-based compensation expense of $782,000. Earnings from continuing operations for the year-ago quarter were

$9 million and were not impacted by FAS 123r. Diluted earnings per share from continuing operations were $0.35 for the quarter, excluding $0.06 related to merger expenses. Including the merger-related success, diluted earnings per share from continuing operations were $0.29. Additionally, fiscal 2007 fourth-quarter diluted earnings per share included a $0.02 charge related to share-based compensation. Diluted earnings per share from the year-ago period were $0.26, which did not include any impact from FAS 123r. Please advance to slide 7 as we review highlights of our cash flows.

Our cash flow from operating activities in the quarter was $23.7 million, compared to $14.6 million for the same quarter last year. Our operating cash flow increased as a result of our strong operating results, combined with positive changes in our working capital. Although our credit facility does not require periodic principle repayments, we did repay

$15 million of principle this quarter. Capital expenditures totaled $4.8 million in the fourth quarter and related primarily to computer equipment and software development. Dividend payments during the quarter totaled $1.6 million.

Please advance to slide 8. As a result of our strong cash flows, we were able to repay nearly $26 million of principle on our credit facility in fiscal 2007. I will now turn the call back to Bill to provide you with additional perspective on our businesses.

B. Canfield

Thanks, Keith. Please advance to slide 9 as we review The Work Number verification process. As you can see, our employer clients provide employee payroll records which we include in The Work Number database. As of the end of March, the database included approximately 147 million records, a 14% increase from a year ago. Our verifier clients accessed the database through solutions integrated into their systems, through the Web, or through interactive voice response. The types of verifiers include mortgage bankers and brokers, pre-employment screeners, and consumer finance companies, among others.

Please advance to slide 10 as I share with you the growth drivers for The Work Number. Our most profitable business is America’s leading automated employment and income verification service. While this business has a leadership position, we estimate that approximately two-thirds of the employed population in the United States works for organizations that have not yet chosen to outsource this function.

Convincing these companies of the value of The Work Number and converting them to our automated services are a key focus of our growth strategy in this market. In addition to our regular growth initiatives within The Work Number segment, such as increasing transactions by adding records to the database, adding new verifiers, and increasing penetration through the Reach program, we continue to progress with our initiative to offer one-stop employment and income verifications.

With our database today, we can only provide verifications for approximately 30% of the U.S. non-agricultural workforce. This new program gives us the opportunity to make verifications available on the remaining 70% of the population through a call center. As you may recall, we began the pilot of our one-stop verification call center service this last quarter. We are now set to roll out this new service to additional verifiers, based on the positive results we have experienced in the pilot. While we expect our verifier clients to be receptive to this service, we anticipate a relatively slow ramp-up as we move forward. As expected this service has no significant contribution on our 2007 fiscal fourth-quarter results.

The next four slides graphically depict key information regarding The Work Number services. The revenue history chart on slide 11 demonstrates our consistent annual revenue growth, as we have enhanced our core service and added new services. Historically, growth in The Work Number services has been fueled by several factors: an increase in the number of employment records on the database; the addition of new verifiers; outreach to industries that have not used automated verification services before; cost of doing business adjustments; and important gains in our complementary services such as ePayroll and W-2 eXpress.

The graph on slide 12 compares total revenues for The Work Number and employment records on our database to the number of mortgage transactions, all indexed to March of 1999. The yellow line on this chart represents the mortgage index over time, and the blue line represents the indexed growth in The Work Number of employment records on our database.

You can clearly see that the major indicator of our revenue growth, as represented by the green line, is the number of records in the database and not activity within the mortgage market. In fact, our revenues have continued to grow, even as the mortgage index has declined substantially from its peak in 2003.

The chart on slide 13 shows the relationship of the various revenue components of The Work Number services over the last five years. As you can see, revenues for The Work Number increased 22% over the year-ago quarter. Excluding the seasonally high other complementary services in our fiscal fourth quarter, the revenue components have remained relatively constant. During the fourth quarter, revenues from our mortgage-related verification business increased approximately 14% year over year, the same rate of increase as our number of records on the database, reflecting an increase in the number of mortgage transactions despite the reduced housing starts and loan applications in the overall economy.

On slide 14, our metrics and other information for the various components of The Work Number services. We had 147 million employment records live on the service as of March 31st, a 14% increase from a year ago. Our backlog stood at 13.5 million record at March 31st, compared to 7.3 million a year ago, and includes the records related to the U.S. Postal Service contract we recently signed. Of the total records on the database, approximately 27% represent current employees, while the remainder represented former employees or alums of our clients.

As a percentage of the U.S. market, as evidenced by U.S. Department of Labor statistics, this means that approximately 30% of the nonagricultural U.S. workforce is represented on The Work Number database. Even if we exclude self-employed persons and very small businesses that would not likely be candidates for inclusion in The Work Number database, we believe the database continues to have strong growth potential. Within our complementary Work Number services, revenues also grew solidly during the quarter. In particular, our ePayroll and W-2 eXpress businesses experienced significant year-over-year growth.

Please advance to slide 15. Our growth in the tax management services business has been primarily through our acquisitions over the last couple of years. The clients of these businesses have the potential to add their payroll data to The Work Number database. Through our cross-selling efforts, approximately 51% of our tier-one and tier-two clients in the unemployment business now use two or more TALX services. This is up 17 percentage points compared to May 2004, while our total number of tier-one and tier-two clients has grown by 47% in the same time period.

We believe there is still substantial cross-selling potential among our clients; in fact, approximately 11 million active employees currently served by our unemployment business are not yet included in The Work Number database. Of course it is a top priority to convert these unemployment clients to Work Number clients as well.

As we have previously discussed, our tax management services are highly complementary to The Work Number services. One of our growth strategies is to package these services together with our sales approach and pricing. Our unemployment tax business fits nicely with The Work Number verification business, as they both use our clients’ payroll data. We also believe that our tax credits and incentives business fits nicely with other hiring services. By packaging these services to provide more value to our clients, we believe we will further grow our revenues.

Please advance to slide 16. We continue to be pleased with the potential of our talent management business. The key to our growth strategy for this business is to cross-sell these services to our existing client base. In particular, we believe that one of the greatest potential sources of cross-selling in this business is through the creation of a complete end-to-end hiring process to help clients reduce bad hires by incorporation online applications, skills testing and other assessments, employment verification, drug screening, tax credit and incentive identification, I-9 creation, and paperless new-hire packet processing or electronic on-boarding. As you may recall, we already offer our clients an application to track job candidates. Our intent is to build on this application and create a robust hiring backbone, making our clients’ hiring processes electronic and more streamlined.

Please turn now to slide 17 as I bring you up to date on our pending merger with Equifax. The merger agreement was signed on February 14th. The Hart-Scott-Rodino waiting period has expired, and the proxy statement and prospectus has been filed and mailed to shareholders. As I mentioned earlier, our special shareholders meeting is next Tuesday. With shareholder approval, we can potentially close the transaction shortly after the meeting.

Please advance to slide 18 as I give you a high-level overview of Equifax, for those of you who are not as familiar with our merger partner. Equifax is based in Atlanta and was founded 108 years ago. It is a member of the Fortune 500, and employs almost 5,000 people around the world. Equifax is one of the largest sources of consumer and commercial data, maintaining data on more than 300 million consumers and 100 million businesses worldwide.

The Equifax vision is to be the trusted provider of information solutions that empower its customers to make critical decisions with greater confidence. We believe that TALX fits nicely with Equifax’s vision and strategy, and we look forward to completing the merger, to provide even more benefits and services to our clients.

That concludes our prepared remarks, and I will now turn the call back to Brent for the question-and-answer session.

Moderator

Thank you very much, Mr. Canfield, Mr. Graves. We do appreciate your time and that update today. Ladies and gentlemen, as you just heard, we do invite and encourage any questions or comments that you may have. Please feel free to queue up on your phone. Representing Stevens Incorporated, our first question, we go to the line of Kyle Evans. Please go ahead.

K. Evans	Good morning. You guided to 75 to 77, and you came in a little bit light. I know where you came in light in my model. I was wondering where you kind of fell short on the internal model in the quarter.

B. Canfield

Primarily in the pan, the TSA testing area. TSA did not ramp up as fast as we had expected them to do, starting on January 1st. They really didn’t get started until toward the end of February, and we are now running at a normal rate with them prior to their deceleration. So most of the shortfall was in the talent management area. There was a small shortfall in the WOTC part of our tax credit business. Although we had record revenues there, we expected more activity from recovering from the hiatus. Again, that’s now ramping up fine, but it didn’t ramp up as much as we thought in the January/February/March quarter.

K. Evans	Thanks. Can you comment a little bit about the gross margin in The Work Number business? Obviously up year over year, and also you did a nice job of backing out the stock comp expenses for us. Anything there on the impact of putting the infrastructure in place for the rollout of your one-stop initiative?

B. Canfield

No, but we do expect, as that business becomes more revenue-generating, that it will have a slight dampening impact on the gross margin in The Work Number, but I don’t think there was any major impact on the margin for the quarter ending March.

K. Evans

Is there anything about the ePayroll or W-2 eXpress products, which look like they were the growth drivers on a year-over-year basis, is there anything about those products that would suggest they have a lower gross margin?

B. Canfield

Yes. W-2 always produces a lower gross margin, which will dampen the overall Work Number services’ margin in the fourth quarter. If you look back historically, you’ll see a slight decline in the gross margin each fourth quarter when the W-2 revenue comes on, and that’s primarily because of the printing expense that we incur for those clients who still are opting to print W-2’s.

K. Evans

Okay. One more quick question and I’ll get back in queue. You said that you had roughly 11 million employees in your unemployment tax management business still not in The Work Number. Do you have a time line kind of in your head for how you can work that opportunity? And also, could you provide a similar metric for the number of employees in your tax credit and incentives business that are not in The Work Number?

B. Canfield

The answer to the second question is no; and we don’t have a time line. The time line is really driven by our clients and our sales ability. But we’ve done a good job. If you’ve listened to those numbers over the last couple of years in terms of what is available in the unemployment business and what’s available now, down to 11 million, we’ve slowly but surely been etching into that group. So there is no time line to get that

11 million on the file, but the progress has been very good.

K. Evans	Great, thanks. I’ll get back in queue.

Moderator	Our next question, we go to the line of Mark Marcone with R.W. Baird. Please go ahead.

M. Marcone

I was wondering, with regards to – we’re having a few technical difficulties, so we can’t really see the slides all that well. Within The Work Number, how did employer pre-screenings do in terms of year-over-year change?

K. Graves

Fourteen percent for pre-employment, which is – in the fourth quarter, all these numbers drop down because we pick up the W-2 revenue – and 14% is basically consistent with the last quarter. It’s up maybe 10%.

B. Canfield	It was 14% in the fourth quarter last year as well.

K. Graves	Yes. It’s up maybe 5% actually, quarter over quarter.
M. Marcone	Great. Obviously the economy slowed down in the first quarter. Are you seeing any impact at all, or does the record growth just keep driving things on that end?

B. Canfield

The record growth is driving. We had a stronger growth of 22% in The Work Number business than we had in the previous quarters, and part of that is because of the traction with a slowing economy; we’re getting a little bit more activity in our accounts receivable management client base than we had experienced in the past. I’m looking at the chart, and fourth quarter this year, the accounts of consumer finance segment, which incorporates the accounts receivable management piece was 24%. Last year it was 22%.

So it’s grown as a percent of the whole, and definitely grown in the number of transactions that we’re experiencing.

M. Marcone	Great. Any impact at all in terms of the fallout in terms of sub-prime and lower credits, in terms of the consumer finance area at all?

B. Canfield

Mark, I think the way that we look at it is that typically in the past, our mortgage business has grown faster than the database growth. This quarter, the database grew 14% and so did our mortgages, so there is a little bit of a slowdown in the growth rate in the mortgage area for us, but still keeping up with the growth of the database. Last year, mortgages represented 28% of our revenue. This year in this quarter, they represented 26% of our revenue. So the two points were switched away from mortgages into consumer finance in this quarter versus the fourth quarter last year.

M. Marcone

When would you expect – do you think that pan this coming quarter is going to ramp back up? And I’m wondering – part of the reason for buying pan from a strategic perspective was being able to tie in your pre-employment screenings with the ATF element within pan. I was wondering how that was going.

B. Canfield

Yes. The integration of pan into some of our other services, or packaging them with some of our other services, is going well. We’ve signed some nice contracts in that regard. And as I mentioned earlier, the Transportation Security Administration is now back up doing the volume that they were doing last year at this time, before they started to slow down in the September/October time frame.

M. Marcone

Great. Then lastly, obviously you’ve met with Equifax a number of times. Anything that you feel like you can share with regards to integration plans, new synergies that you’ve discovered, anything along those lines that you can share?

B. Canfield

Nothing specific, just to tell you that the integration plan has been going on for about 60 days. We’ve had a face-to-face meeting for a couple days and several follow-up conference calls and so forth, focusing primarily on revenue synergies: how do we package our services to generate more revenue; are there new ideas that we can come up with, still protecting the integrity of the database and the integrity of why our clients are delivering their payroll data to us, but finding some very interesting opportunities in the top-line growth area that will deliver the same kind of margins that we’ve all been experiencing.

M. Marcone	Great. Thank you very much, and Bill, congratulations over the number of years.

B. Canfield	Thanks, Mark.

Moderator	Next in queue, we go to Kavain Wong with JMP Securities. Please go ahead.

K .Wong

A few things: On the WOTC catch-up, I believe a competitor had a similar issue and they sort of pointed to the Department of Labor holding off on sort of giving a directive to the states, which sort of caused less catch-up revenues than they had expected. Is that essentially what happened with you, and has that directive been put now in place and everything is back on track there?

B. Canfield	Yes. We experienced the very same thing, and we just decided that the Department of Labor had learned how to do good cash flow management.

K. Wong

On the tele-management segment, just as far as the TSA contract, as I recall this is the last year of that five-year contract. Can you give us a little sense on how that renewal bid is going? Any sort of ... that you can give as far as the progress there?

B. Canfield

The renewal is going well. I can’t give you any color on it other than all the feedback that we’re getting is very positive in terms of what we have bid, what the process is, where we stand in the process. And I don’t know, because it has slipped once already, so now I don’t know, the final time period for their next phase of their decision-making process.

K. Wong	Is there a competitive bidding process? Are there multiple people sort of bidding on that, or are there actually a relatively small number?

B. Canfield	It’s a relatively small number.

K. Wong

That’s great. Two other things: Within The Work Number, there’s the other Work Number services, what I sort of call the point solutions, your W-2, I-9, etc. Growth is slower than it had been. I was curious if there was – if part of the reason for that growth was probably a more difficult comparison versus a year ago; but was there anything else sort of going on there? Are there other things to help sort of ramp that growth back up? I just want to understand that little piece.

B. Canfield	I’m not sure what you’re looking at to see that there was slow growth in there, because there was really good growth for this quarter –

K. Wong

I was sort of looking at the piece that are given [sic]. It looks like it grows like 22% in the quarter versus 33% a year ago, so it had a tougher comp, but down from 28% last quarter, 29% the quarter before? This is just the point solutions within The Work Number, so just looking at W-2, I-9, FasTime, etc.

B. Canfield

I’m not sure what you’re looking at, I’m sorry, because they all grew very well. We had a great W-2 year. As you pointed out, overall, the “other” services grew at 22%, as did The Work Number itself. So I don’t –

K. Graves

I think the only thing I would say is if you’re looking at third quarter, second quarter, first quarter, none of those have W-2 in them; and ePayroll, for example, is usually a much higher grower. So that would cause the total growth of those businesses to appear higher in those early quarters, when you bring in – does that make sense?

K. Wong	Yes, that does make sense. Okay, that’s great –

K. Graves	W-2 is more like a 20, 20-couple percent grower, so that pulls the others down.

K. Wong

Got you, okay. Also, just curious on has client retention in the unemployment segment – historically there have been some issues there. This last year looks like it’s been great. Just trying to see if you can give a little color as far as how that business is going at this point.

B. Canfield

It’s going very well. The retention has improved. That’s a big focus for us, it’s something we track and monitor regularly, and we are doing slightly better even this past quarter than prior quarters, and significantly better than the same time last year.

K. Wong	Fantastic. Congratulations in advance and I appreciate your call.

Moderator	Thank you very much, Mr. Wong. Next we go to the line of Tracy McMillan with A.G. Edwards. Please go ahead.

T. McMillan

Good morning, gentlemen. A couple of quick questions on your talent management piece. The last time we spoke, I think you mentioned that you’d probably be pursuing a larger part of the contract, I think, the new TSA contract, the DI ... contract, is going to incorporate some of the back end that’s currently outsourced to another vendor. I known that an RFP has not been filed, but can you maybe offer a little bit more info on what you might be looking at, what you might be bidding on, that could incorporate other parts of your business besides the talent management or the pan piece?

B. Canfield

Combining some of the other services that we offer, particularly the I-9 piece and the on-boarding, the new-hire on-boarding process into the TSA overall talent, acquisition and screening process, coupled with a more robust front end of applicant tracking, is the complete package that we’re putting together with regard to the RFP that we’re filing with the Transportation Security Administration.

T. McMillan	Are you still part of the CPS team, I guess, or – I know – well, are you doing this independently, or are you still part of the team?

B. Canfield	No, we’re still part of the team, very much a part of the team. Just a bigger part of the team, maybe.

T. McMillan

Got it. And as far as – maybe cross-selling is one way to look at it, but as far as expanding your base and winning new contracts or client interest among – outside of the TSA or the government world, can you talk a little bit about traction you might be gaining in the corporate environment?

B. Canfield

Yes, and just to go back: Our strategy there is trying to couple or package the talent, screening and acquisition capabilities of pan, along with I-9, on-boarding, new-hire on-boarding and other services where it’s appropriate for the client. And we’re having some pretty exciting opportunities coming out of that strategy, beginning to cause employers to think more broadly about their hiring process and how electronics that are integrated, the applications that are integrated in an electronic way can really make their hiring process much more efficient without missing the human touch with regard to the applicant and the interview and so forth. So we’re really pleased with how that strategy is being received in the marketplace.

T. McMillan

Last question: As far as maybe the competitive environment, as you’ve gone out to market now you’ve had pan in your system for a while, and you’ve probably had the opportunity to get in front of clients several times, what are some of the challenges you’ve seen, or maybe some of the things that have surprised you as far as who you’re bidding against, what companies are doing internally, and I guess challenges that you might be facing that – maybe a surprise, maybe expected – but just kind of some of the challenges you’re facing in trying to win some of these clients.

B. Canfield

I think the situation would be always that as long as we are only selling one service to a client, we’re going to compete with the other companies who are selling similar kinds of services. But if we are packaging and broadening the mind of the corporate HR world to say, here is one system that does three or four or two or five, you can pick what you need, we tend to start minimizing competition, because there aren’t that many companies that are offering a packaging approach.

So, sure, we’re seeing competition. There is competition in the testing area. There is competition in the on-boarding area. There’s competition in the I-9 area, for example,

competition in tax credits. But when you put them all together in a seamless kind of process, other companies have a more difficult time competing in that arena.

T. McMillan	Thanks a lot. Congratulations.

Moderator	Next in queue is Todd VanFleet with First Analysis. Please go ahead.

T. VanFleet

Good morning. I just wanted to extend my congratulations as well; it’s been a good ride for you. So I just had one question, Bill, this morning, related to the one-stop shop verification service. If you could kind of elaborate a little bit on how the rollout on that service is proceeding, and what your expectations are, I guess, over the next couple quarters.

B. Canfield

The rollout has been good. We have not yet rolled it out to an offshore call center. We are still running an onshore call center because we do plan to run both an onshore and an offshore call center for this. But we’re pleased with the rollout so far; we’ve learned a lot in the early phases of this. We are generating revenue; it is not in a significant way because we are not exposing this to our entire client base yet. But it’s going to be exposed in segments so that we don’t all of a sudden overwhelm ourselves. But the response of those clients that we have offered the service to has been terrific, and we continue to have the same kind of expectations that we’ve always had for this piece.

T. VanFleet	Do you see perhaps an accelerated rollout maybe toward the back half of the fiscal year, assuming things kind of continue along the track that they seem to be going?

B. Canfield

Yes. The one thing I will always say is that – it sounds like it’s a slam-dunk for everybody, but understand that anybody who wants us to do these manual verifications has already had to solve that problem for themselves, because we were not available. Now we are asking them to replace whatever solution they have already created, and so there’s a little bit of adjustment on their part to turning over all of that work and eliminating what they’re doing today, turning over all of that work to us. So we’re going to see a slow ramp at the beginning and then a gradual increase. And the answer to your question – I’m making a long answer – is yes. Toward the end of calendar ’07, based upon what’s been happening to us so far, we expect a good strong ramp.

T. VanFleet	Great. Thanks.

Moderator	Our final question in queue is Bruce Simpson with William Blair. Please go ahead.

B. Simpson	Good morning. A little follow-up on the one-stop: Which of your vertical market segments or verifier groups do you think is more likely to use that than others?

B. Canfield	Mortgage. Secondly, pre-employment screening.

B. Simpson	And a completely different topic, Bill: Can you give us an update on where you stand with the Federal Trade Commission inquiry?

B. Canfield

We have completed all of the documentation. We have no timetables to meet anymore, that’s all past. I think that there is a reasonably low level right now of activity going on between the Federal Trade Commission and representatives of TALX, because I think that the Federal Trade Commission is just waiting until this acquisition is complete before there’s any more activity. But it is, in my terms, it is a relatively dormant activity today, because I’m not spending much cycle on it.

B. Simpson

Okay. Then my last question is simply, it’s pretty remarkable that you were able to grow the mortgage business 14%, given everything that’s going on. Do you have any sense whether the growth is from what kinds of mortgage activity? For example, tightening up documentation requirements versus ARM resets versus new loan origination?

B. Canfield

I think it’s more the former than it is the loan originations, although that – there’s a steady part of that business that comes in. But I think that we’re seeing a lot of risk-mitigating activities going on, as you might imagine, with regard to tightening up and doing multiple inquiries on the applicant to make sure that they still have their job and so forth. So it’s more a combination of the risk mitigation, is what I call it, activity, as opposed to the loan origination activity – the latter being strong still, but not as strong as it was before.

B. Simpson	Thanks, Bill.

Moderator	With that, Mr. Canfield, Mr. Graves, I’ll turn the call back to you for any closing remarks. There are no further questions.

B. Canfield

Thank you very much for your time this morning. We continue to have a leadership position and exciting opportunities to cross-sell our broad suite of payroll and human resources services. We’re confident that our business model offers attractive growth opportunities, and we’re working hard to continue turning our strategies into strong performance.

It’s been a pleasure dealing with all of the analysts that we deal with, and we thank you for all of that, and we look forward to possibly seeing you on some of the road shows and trails that we will be involved in with Equifax.

Moderator	Ladies and gentlemen, that does conclude our earnings call for this fourth quarter 2007. Thank you very much for your participation.

Additional Information and Where to Find It

In connection with the proposed transaction, Equifax Inc. ("Equifax") has filed a registration statement on Form S-4 (Registration No. 333-141389) containing a proxy statement/prospectus of Equifax and TALX with the SEC, which was declared effective on April 9, 2007.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus, because they contain important information about Equifax, TALX, and the proposed transaction.  Investors and security holders are able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2007 Annual Meeting of Shareholders filed with the SEC on March 30, 2007.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006 and in TALX’s Current Report on Form 8-K dated April 13, 2007.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.